Exhibit (a)(5)

Letter from Mr. Cowell

Dear [                    ]:

You received an email on February 23, 2006 announcing an Option Exchange Program. There were several documents attached to that email, which you should review before deciding whether to participate in the Option Exchange Program. Please review them carefully.

In order to participate in the Option Exchange Program, you will need to complete, sign and return the documents enclosed with this letter. The documents should be sent to us at US LEC Corp., Attention: Option Exchange Offer Administrator, Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211 and must be received on or before 5:00 p.m., Charlotte, North Carolina time on the date the offer expires. Currently, the offer is scheduled to expire on March 27, 2006. As a reminder, email delivery will not be accepted. The original documents must be returned to the address above.

If you have any questions regarding the Option Exchange Program, please email us at “Stock Option Exchange Program 2006” on the Company’s Intranet.

Aaron D. Cowell, Jr.
President and Chief Executive Officer